Exhibit 11 Computation of Per-Share Earnings Milacron Inc. and Subsidiaries (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,

(In thousands, except per-share amounts)	2003	2002	2003	2002

Loss from continuing operations	$(88,309)	$(7,890)	$(95,881)	$(14,915
Loss from discontinued operations	(2,968)	(23,203)	(3,717)	(29,280)
Cumulative effect of change in method of accounting	-	-	-	(187,713)

Net loss	(91,277)	(31,093)	(99,598)	(231,908)
Less preferred dividends	(60)	(60)	(120)	(120)

Net loss applicable to common shareholders	$(91,377)	$(31,153)	$(99,718)	$(232,028)

Basic loss per share:
Weighted-average common shares outstanding	33,608	33,484	33,588	33,442

Per-share amount:
Continuing operations	$(2.63)	$(.24)	$(2.86)	$(.45)
Discontinued operations	(.09)	(.69)	(.11)	(.87)
Cumulative effect of change in method of accounting	-	-	-	(5.62)

Net loss	$(2.72)	$(.93)	$(2.97)	$(6.94)

Diluted loss per share:
Weighted-average common shares outstanding (a)	33,608	33,484	33,588	33,442

Per-share amount:
Continuing operations	$(2.63)	$(.24)	$(2.86)	$(.45)
Discontinued operations	(.09)	(.69)	(.11)	(.87)
Cumulative effect of change in method of accounting	-	-	-	(5.62)

Net loss	$(2.72)	$(.93)	$(2.97)	$(6.94)

(a)	In 2003 and 2002, potentially dilutive stock options and restricted shares are excluded because their inclusion would result in a smaller loss per common share.

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